June 16, 2009

Via Edgar & Mail

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549-3561
Attention: Ms. Julie F. Bell, Attorney-Advisor

RE: Alaska Air Group, Inc.
       Form 10-K for the year ended December 31, 2008
       Filed February 19, 2009
       File No. 001-08957

Dear Ms. Bell:

On behalf of Alaska Air Group, Inc., set forth below are our responses to the Commission’s Letter.  The numbers of the following paragraphs correspond to the numbers of the paragraphs in the letter.

Form 10-K (Fiscal Year Ended December 31, 2008)

Risk Factors, page 16

1.
We note your disclosure in the first paragraph of this section that “these risk factors may not be exhaustive.” All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

The Company believes it has disclosed all material risks and will revise future filings by eliminating the phrase “these risk factors may not be exhaustive.”

Item 12. Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters, page 101

2.	We could not locate the Equity Compensation Plan Information. Please advice. Refer to Item 201(d) of Regulation S-K.

The Company inadvertently did not include the tabular form of the table required by Item 201 (d) of Regulation S-K. The Company will include this table in future filings. For the Staff’s information, the information requested by this item is presented below.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,924,646	(1)	$30.56	(2)	2,075,410	(3)
Equity compensation plans not approved by security holders (4)	333,295		$31.61		N/A
Total	3,257,941		$30.77		2,075,410

(1)
Of these shares, 19,411 were subject to options then outstanding under the 2008 PIP and 189,448 were subject to outstanding restricted and deferred stock unit awards granted under the 2008 PIP.  In addition, 1,081,575 shares were subject to options then outstanding under the 2004 Plan, 462,866 shares were subject to outstanding restricted and performance stock units granted under the 2004 Plan, 1,099,446 shares were subject to options then outstanding under the 1999 LTIP, and 71,900 shares were subject to options then outstanding under the 1996 LTIP.  No new award of grants may be made under the 2004 Plan, the 1999 LTIP or the 1996 LTIP.

(2)	This number does not reflect the 189,448 shares and the 462,866 shares that were subject to outstanding stock unit awards granted under the 2008 PIP and the 2004 Plan, respectively.

(3)
This number is presented after giving effect to purchases under the ESPP for the purchase period that ended December 31, 2008.  Of the aggregate number of shares that remained available for future issuance, 1,875,372 shares were available under the 2008 PIP and 200,038 shares were available under the ESPP.

(4)	All of these shares were subject to options then outstanding under the 1997 Plan. No new award of grants may be made under the 1997 Plan.

Exhibit Index, Page 104

3.
We note Exhibit 10.1, incorporated by reference to Form 10-Q filed May 6, 2005, Exhibit 10.1.2, incorporated by reference to for 10-Q filed May 8, 2007, and Exhibit 10.2, incorporated by reference to Form 10-Q filed November 9, 2005. These agreements do not appear to contain all of the exhibits and schedules listed in the table of contents. By way of example, we are unable to locate Schedules 5.06 and 5.13 and Exhibits E-1 and E-2 to Exhibit 10.1. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile each of these agreements to include all attachments, schedules and exhibits with your next Exchange Act filing.

The specific exhibits that the Staff mentions in its comment were filed pursuant to 17 CFR 240.24b-2, whereby certain confidential information had been omitted and filed separately with the Commission.  Discussion of the specific examples mentioned in the Staff’s comment follows.

•	Schedules 5.06 and 5.13 of Exhibit 10.1 (Credit Agreement) do not exist and were left in the Table of Contents in error.
•
Exhibits E-1 and E-2 were intentionally left blank in the applicable filing as those legal opinions were redacted under the confidential treatment request.  The Company will provide copies of these two exhibits to the Staff under confidential correspondence if the Staff desires.

•
After review of the applicable periodic filings, we were unable to find any discrepancies in the exhibits and schedules listed in the Table of Contents in either Exhibit 10.1.2 (First Amendment to the Credit Agreement) or Exhibit 10.2 (Credit Agreement dated October 19, 2005) when compared to the documents filed with the applicable periodic filing.  If the Staff can provide the Company with specific details as to which exhibits are missing, we will ensure that the appropriate documents will be filed in the Company’s Form 10-Q for the period ending June 30, 2009.

Definitive Proxy Statements on Schedule 14A

2008 Director Compensation, page 20

4.
Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to the Instruction to Item 402(c)(2)(v) and (vi).

There were no assumptions made in the valuation of the stock awards presented in the table. As explained in footnote 2 on page 20, the directors received $36,000 worth of stock as compensation in 2008. The directors were paid in the form of deferred stock units, with the number of stock units determined by dividing the $36,000 by the closing price of the Company’s common stock on the date of the annual shareholders meeting. Each director received approximately 1,747 shares of stock at $20.60

We will revise future filings by providing a reference in the director compensation table to our financial statement footnotes and by clarifying the footnotes to better explain how director stock awards were valued.

********

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions or further comments, please contact me at (206) 392-5763.

Sincerely,

/s/ Brandon S. Pedersen

Brandon S. Pedersen
Vice President Finance/Controller
Principal Accounting Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:
William Ayer, Chairman and Chief Executive Officer
Keith Loveless, Vice President Legal and Corporate Affairs/General Counsel
Glenn Johnson, Executive Vice President Finance/Chief Financial Officer
Patricia Bedient, Audit Committee Chair
Ann Nelson, KPMG
Shane Philpot, KPMG